Thacher Proffitt & Wood LLP
Two World Financial Center New York, NY 10281 (212) 912-7400 Fax: (212) 912-7751 www.tpw.com

June 13, 2007

Hanna T. Teshome
Special Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	American Home Mortgage Securities LLC
Registration Statement on Form S-3
Filed May 24, 2007
File No. 333-143252

Dear Ms. Teshome,

We have received and reviewed your comment letter dated June 1, 2007 to our submission of May 24, 2007.  This letter is intended to respond to the points raised in your letter in addition to providing you with the supplemental information requested by several comments.

Registration Statement on Form S-3

General

Comment

1.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response

We confirm that the registrant has advised us that for each issuing entity previously established directly or indirectly by the registrant (as depositors) or any of its affiliates, all reports (including on Forms 10-K, 8-K and 10-D, as applicable) and other materials that are required to be filed pursuant to an Exchange Act requirement, as to any class of asset-backed securities backed by residential mortgage loans, that were required to be filed during the period May 1, 2006 through May 25, 2007 have been timely filed.  In making this confirmation, we take into account the definitions and conditions set forth in General Instruction I.A.4. of Form S-3.  The following is a list of CIK numbers for issuing entities established by the depositors or their affiliates during this period:

0001356674
0001365771
0001368320
0001369168
0001372293
0001375250
0001376118
0001377944
0001386062
0001388741
0001393861
0001394487

Comment

2.
Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed pursuant to the 1934 Act requirements.

Response

All material terms of the finalized agreements that are required to be filed as an exhibit to the registration statement under cover of Form 8-K will either be in the final 424 or filed prior to or simultaneously with the 424.  We will file all agreements that are required to be filed with the Securities and Exchange Commission as promptly as possible after a transaction closes and will be in compliance with 1934 Act reporting requirements.

Comment

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response

We confirm that the depositor will file unqualified legality and tax opinions at the time of each takedown.

Comment

4.
Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Base Prospectus

The Mortgage Pools, page 5

Optional Purchase of Defaulted Mortgage Loans, page 18

Comment

5.
We note that the master servicer may, at its option, purchase from the issuing entity any mortgage loan which is delinquent in payment by 90 days or more or is an REO mortgage loan. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security such as that there is a discrete pool of assets with a general absence of active pool management.

Response

We believe the optional purchase of defaulted mortgage loans by the master servicer, as described in the “The Mortgage Pools,” is consistent with the definition of an asset-backed security in Regulation AB.  Item 1101 of Regulation AB defines “asset-backed security” in part as “a security that is primarily serviced by the cash flows of a discrete pool of receivables . . . that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders.”  Item 1101(c)(2)(ii) provides an additional requirement that “activities of the issuing entity for the asset-backed securities are limited to passively owning or holding the pool of assets, issuing the asset backed securities supported or serviced by those assets, and other activities reasonably incidental thereto.”  The discrete pool requirement and the “general absence of active pool management” rule is qualified, however, by the several explicit exceptions in Item 1101(c)(3) and at least one implicit exception, in footnote 112 of the adopting release, for pool composition changes intended to “assure the servicing or timely distribution of proceeds to securityholders.”

Footnote 112 of the Regulation AB Adopting Release addresses the repurchase or substitution of mortgage loans by the depositor in the case of a breach of a representation or warranty.  The Commission states that either action is permissible “with no need to specify a separate exception” because each is necessary to “assure the servicing or timely distribution of proceeds to securityholders.”  The repurchase of a 90 day delinquent mortgage loan is analogous to the repurchase of a loan for breach because it prevents a loss to securityholders of the cash flow from the defaulted mortgage loan.  Each situation requires the substitution of a cash amount for the problematic pool asset.  In addition, the master servicer, like the depositor repurchasing for a breach, is limited in exercising its discretion to purchase a delinquent mortgage loan by a condition precedent: a 90 day delinquency that is akin to the breach the depositor in footnote 112 needs in order to act.

Active management is not normally limited in a comparable manner, a contrast that finds clearest expression in the REMIC and Grantor Trust tax structures.  While both the REMIC provisions and the grantor trust provisions are intended to address fixed pools of assets and prohibit, with a few limited exceptions, the contribution of new assets subsequent to the start-up day, both allow for disposition of assets under certain situations. Code Section 860F(a)(2)(A)(ii) provides that disposition of a qualified mortgage held in a REMIC is not a prohibited transaction if such disposition is “incident to the foreclosure, default or imminent default of the mortgage”.  Treasury regulations governing grantor trusts do not permit the power to “vary the investment” the of the trust.  See Treas. Reg. § 301.7701-4(c).  However, so long as the repurchase proceeds are passed through to holders of the trust certificates and not reinvested in additional trust assets or held in the trust, repurchase of assets is permitted.

The 90 day delinquency repurchase provision is also one of a number of standard servicing provision that have been incorporated in many securitizations to date.  The Regulation AB Adopting Release indicates that "[w]e are retaining the same basic definition of asset-backed security that has existed since 1992" and that the specific requirement that the issuing entity be passive "neither imposes a new requirement, nor is inconsistent with existing practice, but instead is confirmatory of one of the fundamental premises of asset-backed securitization..."   The 90 day delinquent loan repurchase provision has been used so pervasively since 1992 (and earlier) that we believe it to be widely accepted by custom and practice as consistent with the definition of asset-backed security as codified in Regulation AB.

We therefore believe that the optional purchase of defaulted mortgage loans by the master servicer, like the repurchase of a mortgage loan that had breached a representation or warranty, is consistent with the definition of an asset-backed security in Regulation AB because it “assures the timely distribution of proceeds to securityholders” and because it is circumscribed.

Please contact Nilo J. Barredo at (212) 912-7480 or the undersigned at (212) 912-7472 with any further questions.

Sincerely,

/s/ Richard D. Simonds, Jr.

Richard D. Simonds, Jr.